UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 28, 2022

SPARTAN ACQUISITION CORP. III

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40022	86-1182458
(State of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

9 West 57th Street, 43rd Floor New York, NY	10019
(Address of Principal Executive Offices)	(Zip Code)

(212) 515-3200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fourth of one warrant	SPAQ.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	SPAQ	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	SPAQ.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Note

As previously announced, on July 28, 2021, Spartan Acquisition Corp. III, a Delaware corporation (“Spartan”), Athena Pubco B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Athena Pubco”), Athena Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Madeleine Charging B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Madeleine Charging”), Allego Holding B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Allego”), and, solely with respect to the sections specified therein, E8 Partenaires, a French societe par actions simplifee (“E8 Investor”), entered into a Business Combination Agreement and Plan of Reorganization (the “Business Combination Agreement”). Subject to the satisfaction or waiver of the conditions to closing (the “Closing”) of the transactions contemplated by the Business Combination Agreement (the “Transactions”), the Transactions will effect a business combination between Spartan and Allego. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Business Combination Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Spartan on July 28, 2021, and is incorporated herein by reference.

Item 1.01.	Entry into a Material Definitive Agreement.

On February 28, 2022, Spartan, Athena Pubco, Merger Sub, Madeleine Charging, Allego and, solely for the purposes of the sections specified therein, E8 Investor entered into that certain Amendment to the Business Combination Agreement (the “Amendment”) pursuant to which, among other things, the parties thereto (i) modified the applicable thresholds that determine whether certain fees payable to E8 Investor will be paid in cash, Company Common Shares or a combination of cash and Company Common Shares.

According to the Amendment, in the event the holders of: (a) more than 15% but not more than 72.4% of Spartan Class A Common Stock exercise their Redemption Rights in respect of such shares (the “Part A First Redemption Threshold”), Allego will issue to E8 Investor a number of Company Common Shares equal to 50% of the amounts payable as “Part A of the Fees” (as such term is defined in the E8 Agreement); and (b) more than 72.4% of the outstanding shares of Spartan Class A Common Stock exercise Redemption Rights in respect of such shares (the “Part A Second Redemption Threshold” and, together with the Part A First Redemption Threshold, each a “Part A Redemption Threshold”), Allego will issue to E8 Investor a number of Company Common Shares equal to 100% of the amounts payable as Part A of the Fees, in each case, on the terms and subject to the conditions as more particularly set forth in the E8 Agreement and the Business Combination Agreement.

In addition, for purposes of determining if a Part A Redemption Threshold has been met, any net cash proceeds received by Athena Pubco from the issuance of any NewCo Ordinary Shares in connection with Closing (at a price of $10.00 per NewCo Ordinary Share) in excess of $193.5 million, other than any net cash proceeds from the Trust Account, shall be deemed to reduce, on a dollar for dollar basis, the value of the shares of Spartan Class A Common Stock with respect to which the holders thereof have exercised their Redemption Rights (with the value of one such share being deemed to be worth $10.00), and with each such share being deemed not to have been redeemed.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendment, a copy of which is filed as Exhibit 2.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Spartan’s and Allego’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Spartan’s and Allego’s expectations with respect to future performance and anticipated financial impacts of the Transactions, the satisfaction or waiver of the closing conditions to the Transactions, and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Spartan’s and Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement or could otherwise cause the Transactions to fail to close; (ii) the outcome of any legal proceedings that may be instituted against Spartan, Athena Pubco and/or Allego following the announcement of the Transactions; (iii) the inability to complete the Transactions, including due to failure to obtain approval of the stockholders of Spartan, certain regulatory approvals, or the satisfaction of other conditions to closing in the Business Combination Agreement; (iv) the impact of the COVID-19 pandemic on Allego’s business and/or the ability of the parties to complete the Transactions; (v) the inability to obtain or maintain the listing of Athena Pubco’s common shares on the New York Stock Exchange following the Transactions; (vi) the risk that the Transactions disrupt current plans and operations as a result of the announcement and consummation of the Transactions; (vii) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of Allego to grow and manage growth profitably, and to retain its key employees; (viii) costs related to the Transactions; (ix) changes in applicable laws or regulations; and (x) the possibility that Allego, Spartan or Athena Pubco may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Spartan’s most recent filings with the SEC and in the registration statement on Form F-4 (the “Form F-4”), including the proxy statement/prospectus forming a part thereof filed by Athena Pubco in connection with the Transactions on September 30, 2021, as amended on December 14, 2021, January 18, 2022 and February 1, 2022. All subsequent written and oral forward-looking statements concerning Spartan, Allego or Athena Pubco, the transactions described herein or other matters and attributable to Spartan, Allego, Athena Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Spartan, Allego and Athena Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Important Information and Where to Find It

In connection with the Transactions, a registration statement on Form F-4 was filed by Athena Pubco with the SEC on September 30, 2021, as amended on December 14, 2021, January 18, 2022 and February 1, 2022, and was declared effective on February 10, 2022. The Form F-4 includes a definitive proxy statement that has been mailed to holders of Spartan’s common stock in connection with Spartan’s solicitation for proxies for the vote by Spartan’s stockholders in connection with the Transactions and other matters as described in the Form F-4, as well as a prospectus of Athena Pubco relating to the offer of the securities to be issued in connection with the completion of the Transactions. Spartan, Allego and Athena Pubco urge investors, stockholders and other interested persons to read the Form F-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the Transactions, as these materials contain important information about Allego, Spartan, and the Transactions. Such persons can also read Spartan’s final prospectus dated February 8, 2021 (SEC File No. 333-252866), for a description of the security holdings of Spartan’s officers and directors and their respective interests as security holders in the consummation of the Transactions. The definitive proxy statement/prospectus has been mailed to Spartan’s stockholders as of January 18, 2021. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Spartan Acquisition Corp. III, 9 West 57th Street, 43rd Floor, New York, NY 10019, or (212) 515-3200. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K is not incorporated by reference into, and is not a part of, this Current Report Form 8-K.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Spartan, Allego, Athena Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Spartan’s stockholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Spartan’s directors and executive officers in Spartan’s final prospectus dated February 8, 2021 (SEC File No. 333-252866), which was filed with the SEC on February 10, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Spartan’s stockholders in connection with the Transactions is set forth in the proxy statement/prospectus for the Transactions. Information concerning the interests of Spartan’s, Athena Pubco’s and Allego’s participants in the solicitation, which may, in some cases, be different than those of Spartan’s, Athena Pubco’s and Allego’s equity holders generally, is set forth in the proxy statement/prospectus relating to the Transactions.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit Number	Description

2.1*	Business Combination Agreement, dated as of July 28, 2021, by and among Spartan, Allego, Madeleine Charging, Athena Pubco, Merger Sub, and E8 Investor (incorporated by reference to Exhibit 2.1 of Spartan’s Current Report on Form 8-K filed on July 28, 2021 (File No. 001-40022)).

2.2*	Amendment to Business Combination Agreement and Plan of Reorganization, dated as of February 28, 2022, by and among Spartan, Allego, Madeleine Charging, Athena Pubco, Merger Sub, and E8 Investor.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: February 28, 2022

SPARTAN ACQUISITION CORP. III

By:	/s/ Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer

Exhibit 2.2

AMENDMENT TO BUSINESS COMBINATION AGREEMENT AND PLAN OF REORGANIZATION

THIS AMENDMENT TO BUSINESS COMBINATION AGREEMENT AND PLAN OF REORGANIZATION (this “Amendment”) is entered into as of February 28, 2022 by and among Spartan Acquisition Corp. III, a Delaware corporation (“Spartan”), Athena Pubco B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“NewCo”), Athena Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Madeleine Charging B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Madeleine Charging”), Allego Holding B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (the “Company”) and, solely for the purposes of Article II, Section 7.08, Section 7.13, Section 7.17, Article VIII and Article X of the Business Combination Agreement (as defined below), E8 Partenaires, a French societe par actions simplifee (“E8 Investor”). Spartan, NewCo, Merger Sub, Madeleine Charging, the Company and E8 Investor are collectively referred to herein as the “Parties.”

WHEREAS, the Parties entered into that certain Business Combination Agreement and Plan of Reorganization, dated as of July 28, 2021 (the “Business Combination Agreement”);

WHEREAS, the Parties desire to amend the Business Combination Agreement as set forth in this Amendment in order to clarify the circumstances under which the Part A Redemption Threshold (as defined in the Business Combination Agreement) has been met; and

WHEREAS, Section 9.04 of the Business Combination Agreement requires any amendments to the Business Combination Agreement to be made by a written instrument executed by the Parties.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each of the Parties, the Parties agree as follows:

1.	Amendments.

a.	The second recital of the Business Combination Agreement shall be deleted and replaced in its entirety with the following clause:

“WHEREAS, upon the terms and subject to the conditions of this Agreement, in the event that the holders of (i) more than 15% (the “Part A First Redemption Threshold”) and not more than 72.4% of the outstanding shares of Spartan Class A Common Stock exercise Redemption Rights (as defined below) in respect of such shares, the Company shall issue to E8 Investor a number of Company Common Shares (as defined below) (valued at $10.00 per Company Common Share) equal to 50% of the amounts payable as “Part A of the Fees” as set forth in Article 2 of the E8 Agreement (as defined below), on the terms and conditions set forth in the E8 Agreement and this Agreement and (ii) more than 72.4% (the “Part A Second Redemption Threshold” and, together with the Part A First Redemption Threshold, each a “Part A Redemption Threshold”) of the outstanding shares of Spartan Class A Common Stock exercise Redemption Rights in respect of such shares the Company shall issue to E8 Investor a number of Company Common Shares (valued at $10.00 per Company Common Share) equal to 100% of the amounts payable as “Part A of the Fees” as set forth in Article 2 of the E8 Agreement, on the terms and conditions set forth in the E8 Agreement and this Agreement (the Company Common Shares issued as Part A of the Fees, if any, whether pursuant to clause (i) or clause (ii), the “E8 Part A Share Issuance”); provided that, for the purposes of determining if a Part A Redemption Threshold has been met, to the extent the net cash proceeds received by NewCo from the issuance of any NewCo Ordinary Shares issued in connection with the closing of the Transactions at a price of $10.00 per NewCo Ordinary Share, in each case other than, for the avoidance of doubt, any net cash proceeds received by Newco from the Trust Account (an “Equity Issuance”), are in excess of $150 million, then the amount of net cash proceeds received by Newco equal to (a) the net cash proceeds received from the Equity Issuance minus (b) $43.5 million (the “Reduced Value”), shall be deemed to reduce, on a dollar for dollar basis, the value of the shares of Spartan Class A Common Stock with respect to which holders thereof have exercised their Redemption Rights, with the value of one share of Spartan Class A Common Stock being deemed to be worth $10.00, for the purposes of such calculation (and, for the avoidance of doubt, with each such share of Spartan Class A Common Stock being deemed to not have been so redeemed). In the event the Reduced Value is less than $150 million, there shall be no deemed reduction to the number of shares of Spartan Class A Common Stock that have exercised their Redemption Rights.”

b.	Section 2.01 of the Business Combination Agreement shall be deleted and replaced in its entirety with the following:

“(a) Upon the terms and subject to the conditions set forth in Article VIII, immediately prior to the Share Contribution contemplated by Section 2.01(b), to the extent that either Part A Redemption Threshold is met or the E8 Part B Election is made, the E8 Share Issuance shall be consummated as follows: (i) Madeleine Charging shall pay to E8 Investor an amount in cash equal to the aggregate nominal value of, as applicable, the E8 Purchased Company Shares (the “Nominal Company Share Purchase Price”); (ii) E8 Investor shall pay to the Company the Nominal Company Share Purchase Price; and (iii) the Company shall issue to E8 Investor the E8 Purchased Company Shares.

(b) Upon the terms and subject to the conditions set forth in Article VIII, immediately following (x) the E8 Share Issuance (if necessary) and (y) immediately prior to the Effective Time (as defined below), (i) E8 Investor shall contribute to NewCo the E8 Purchased Company Shares and (ii) Madeleine Charging shall contribute to NewCo all of the issued and outstanding Company Common Shares other than the E8 Purchased Company Shares (or, in the event neither the Part A First Redemption Threshold nor the Part A Second Redemption Threshold is met and the E8 Part B Election is not made, all of the issued and outstanding Company Common Shares), in each case free and clear of all Liens and together with all rights attaching to them at the Closing (including the right to receive all distributions, returns of capital and dividends declared, paid or made in respect of such shares after the Closing), in exchange for the Contribution Consideration, which shall be issued to Madeleine Charging and E8 Investor in proportion to the relative number of issued and outstanding Company Common Shares contributed to NewCo by Madeleine Charging and E8 Investor, respectively, rounded to the nearest whole NewCo Ordinary Share.”

2

c.	Schedule 1.01(a) of the Company Disclosure Schedules shall be deleted and replaced in its entirety with the version of Schedule 1.01(a) attached as Annex A hereto.

2. Miscellaneous. It is the express intent of the Parties that this Amendment shall not, and shall not be interpreted to, expand or reduce the rights of any party to the Business Combination Agreement except as and solely to the extent expressly provided herein. Other than as expressly set forth herein, the terms, conditions and provisions of the Business Combination Agreement remain in full force and effect. All references to the Business Combination Agreement shall hereafter mean the Business Combination Agreement as amended by this Amendment. This Amendment shall be construed in accordance with the terms of the Business Combination Agreement, as though the other provisions of this Amendment were set forth in the Business Combination Agreement. Sections 10.01, 10.03, 10.06, 10.07, 10.08 and 10.09 of the Business Combination Agreement shall apply to this Amendment mutatis mutandis.

[signature pages follow]

3

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date set forth above.

SPARTAN ACQUISITION CORP. III

By	/s/ Geoffrey Strong
Name: Geoffrey Strong
Title: Chief Executive Officer

[Signature Page to Amendment to Business Combination Agreement]

ATHENA PUBCO B.V.

By	/s/ Julien Touati
Name:	Julien Touati
Title:	Director

ATHENA MERGER SUB, INC.

By	/s/ Julien Touati
Name:	Julien Touati
Title:	Director

MADELEINE CHARGING B.V.

By	/s/ Julien Touati
Name:	Julien Touati
Title:	Authorized Signatory

ALLEGO HOLDING B.V.

By	/s/ Julien Touati
Name:	Julien Touati
Title:	Management Board Member

[Signature Page to Amendment to Business Combination Agreement]

E8 PARTENAIRES

By	/s/ Bruno Heintz
Name:	Bruno Heintz
Title:	Chief Executive Officer

[Signature Page to Amendment to Business Combination Agreement]